

August 31, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **File No. 001-08359**

Dear Mr. Downes:

We have reviewed your response to our comment letter dated August 5, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

1. We note your response to prior comment one of our letter dated August 5, 2010. Please also tell us, and revise your disclosure to clarify, how you set the performance measurements for all of the 80 performance objective benchmarks

with a view to clarifying which benchmarks rely upon quantifiable measurements as compared to subjective measurements. As an example only, please revise to clarify how you measure a benchmark such as customer and community outreach.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Exhibits 31.1 and 31.2

2. Please revise to omit "quarterly" from paragraphs 2), 3), 4)(a) and 4(c). Refer to Item 601(b)(31) of Regulation S-K.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director